United States securities and exchange commission logo





                            September 15, 2020

       Andrei Scrivens
       Chief Financial Officer
       Gaming & Hospitality Acquisition Corp.
       3755 Breakthrough Way #300
       Las Vegas, Nevada 89135

                                                        Re: Gaming &
Hospitality Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 31,
2020
                                                            CIK No. 0001806156

       Dear Mr. Scrivens:

               We have reviewed your response letter filed on September 11, 2020 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 31, 2020

       Affinity Gaming Business, page 133

   1. We note your response to our comment. We remain unclear how your disclosure of
                                                        Affinity Gaming's
operations provides proper balance and context without also disclosing expenses and/or net
earnings. Please revise your disclosure or explain why no revision is necessary.
 Andrei Scrivens
FirstName
Gaming & LastNameAndrei     Scrivens
           Hospitality Acquisition Corp.
Comapany 15,
September  NameGaming
               2020      & Hospitality Acquisition Corp.
September
Page 2     15, 2020 Page 2
FirstName LastName




        You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at
(202) 551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction